

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2006

Mr. D. Stephen Grissom
Chief Financial Officer
Waste Industries USA, Inc.
3301 Benson Drive, Suite 601
Raleigh, North Carolina 27609

   Re: **Waste Industries USA, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006
       and September 30, 2006
       File No. 0-31050

Dear Mr. Grissom:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

<u>Financial Statements</u>

<u>Note 1 – Basis of Presentation and Accounting Policies, page F-9</u>
<u>General</u>

2. On page 21 you disclosed that you have implemented an aggressive and reliable maintenance program to extend the useful lives of your equipment. Please disclose your accounting policy for maintenance expenses, including whether you capitalize or expense maintenance expenses. Please tell us how you determine the useful life of maintenance expenses that are capitalized and the amounts of maintenance expenses capitalized and/or expensed.

<u>Note 1- Basis of Presentation and Accounting Policies, page F-9</u>
<u>y. Allocation of Acquisition Purchase Price, page F- 15</u>

3. You disclosed that you accrue contingent payments on acquisitions if the events surrounding the contingency are deemed assured beyond a reasonable doubt. Please disclose your accounting policy for contingent payments based on the future earnings of the acquired entity, changes in the market value of the original consideration or other basis used to determine contingent payments. Please refer to paragraphs 51 (f) and (h) and 53 (c) of SFAS 141.

4. You made references to the use of independent specialists to determine the fair values of tangible and intangible assets and liabilities assumed. Please disclose the name of the independent specialist or remove the reference to the specialist.

<u>Note 13 – Commitments and Contingencies, page F-31</u>

5. Revise your disclosure to clarify whether you believe that the resolution of the pending and threatened legal proceedings will have a material adverse effect on cash flows.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief